April 20, 2022
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Attention: Melissa Kindelan and Christine Dietz
100 F Street, NE
Washington, D.C. 20549
Re:     Jamf Holding Corp.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 1, 2022
File No. 001-39399
Dear Ms. Kindelan and Ms. Dietz,
On behalf of Jamf Holding Corp. (the “Company,” “we,” or “our”), this letter responds to the comment received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) in its letter dated April 15, 2022 regarding our Annual Report on Form 10-K for the year ended December 31, 2021. The comment from the Staff is set forth below, followed by our response.
Form 10-K for the Fiscal Year Ended December 31, 2021
Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 79
1.We note your response to prior comment 2 and it remains unclear how your non-GAAP tax rate is consistent with the guidance in Question 102.11 of the Non-GAAP C&DIs. As previously noted, the tax adjustment should include tax expense commensurate with your non-GAAP measure of profitability. You appear to have reported cumulative non- GAAP net income before taxes in recent years, which suggests that from a non-GAAP perspective, loss carryforwards may not be available nor would a valuation allowance be warranted and therefore should not be considered in determining your non-GAAP income tax adjustment. Please further explain how your non-GAAP tax rate is consistent with Question 102.11 or revise.
Company Response: The Company will revise its non-GAAP net income measure in future filings to reflect the current and deferred tax expense commensurate with the non-GAAP measure of profitability in accordance with Question 102.11 of the Non-GAAP C&DIs. Historically, the Company has approximated the effective tax rate in each of the periods presented by taking into account the sizeable U.S. net operating loss carryforwards and tax credit carryforwards that have not been recorded where the Company does not expect to record or pay tax for the foreseeable future. Going forward, the Company will instead use the blended statutory tax rate for purposes of calculating the non-GAAP provision for income taxes. Set forth below is an example of the non-GAAP net income reconciliation the Company will provide on a go-forward basis.

April 20, 2022

	Years Ended December 31,
	2021	2020
	(in thousands)
Net loss	$(75,189)	$(24,082)
Exclude: Income tax benefit	4,789	9,955
Loss before income tax benefit	(79,978)	(34,037)
Amortization expense	41,312	33,328
Stock-based compensation	35,805	6,743
Foreign currency transaction loss	849	722
Loss on extinguishment of debt	449	5,213
Amortization of debt issuance costs	1,002	—
Acquisition-related expense	6,388	5,200
Acquisition-related earnout	6,037	(1,000)
Offering costs	594	670
Payroll taxes related to stock-based compensation	1,527	—
Legal settlement	5,000	—
Non-GAAP income before income tax provision	18,985	16,839
Non-GAAP provision for income taxes (1)	(4,556)	(4,041)
Non-GAAP net income	$14,429	$12,798
(1) Calculated using the Company’s blended statutory tax rate of 24%.
We hope that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to any of the foregoing, please feel free to contact Robert Goedert (tel: (312) 862-7317, email: robert.goedert@kirkland.com), Robert M. Hayward, P.C. (tel: (312) 862-2133, email: robert.hayward@kirkland.com) or Alexander M. Schwartz (tel: (312) 862-2578, alexander.schwartz@kirkland.com), each of Kirkland & Ellis LLP, our outside corporate and securities counsel.
Sincerely,

/s/ Jill Putman
Jill Putman
Chief Financial Officer
cc:
Dean Hager
Chief Executive Officer
Jamf Holding Corp.
Jeff Lendino
Chief Legal Officer
Jamf Holding Corp.
Ian Goodkind
Chief Accounting Officer
Jamf Holding Corp.
Mindy Dragisich
Partner
Ernst & Young LLP